August 31, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (281) 847-1791

Henry W. Sullivan
Chief Executive Officer
North American Technologies Group, Inc.
14315 West Hardy Road
Houston, Texas 77060

      Re: 	North American Technologies Group, Inc.
      Preliminary Proxy Statement on Schedule 14A
      Filed August 9, 2005
      File No. 000-16217
      Form 10-KSB for the year ended December 31, 2004
      Filed April 15, 2005
      File No. 000-16217

Dear Mr. Sullivan:

      This is to advise you that the staff has reviewed only those portions of the above filing that relate to the following comments.
No further review of the filing has been or will be made. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Preliminary Proxy Statement on Schedule 14A, Filed August 9, 2005
Recent Transactions, page 3

1. Please expand your discussion to state why the Securities
Purchase
Agreement was made in conjunction with the Limited Waiver and First
Amendment to the Construction Loan Agreement, as well as why the proceeds from the debentures are not immediately available to you. In addition, please disclose the maturity date of the amended loan agreement, as required by Item 202(b)(1) of Regulation S-B.

2. Tell us supplementally of the basis for non-registration of each of these transactions under Section 5 of the Securities Act of 1933.

Proposal 2-Amendment to the Company`s Certificate of Incorporation
..
.. . ., page 15

3. Since you are taking action with respect to the authorization and issuance of securities, you must provide the information called for by Items 11 and 13 of Schedule 14A. Pursuant to Item 13(a), please include financial statements meeting the requirements of Item 310 of
Regulation S-B. If you intend to incorporate this information by reference, you must follow the procedures specified in Items 13(b) and 13(c). Refer to Notes A and F, as well as Item 11(e), of
Schedule 14A.

4. We note that if this proposal is approved by your shareholders, there will be an increase in authorized, yet unissued, shares and that you state such shares may be used in future acquisition transactions. Please disclose whether you are presently engaged in negotiations related to any acquisition transactions, including transactions that would effect a change of control. Your revised disclosure should identify the parties with which you are negotiating or, if these identities are not known, the nature of the business(es) to be sought and the status of any negotiations with respect to a material acquisition.

5. Please revise your discussion of this proposal to state the aggregate consideration received from the Securities Purchase
Agreement as well as your intended use of the proceeds.  See
Schedule
14A, Item 11(c).

Form 10-KSB for the Year Ended December 31, 2004
Item 8A.  Controls and Procedures, page 19

6. In future filings, please expand the discussion of your material weakness in internal controls to address the basis for management`s belief that newly implemented procedures will eliminate your identified material weakness.

7. Disclose how in light of your material weakness in internal controls, your certifying officers nevertheless concluded that your disclosure controls and procedures were effective.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.








      Please contact Matt Franker, Staff Attorney, at (202) 551-
3749
with any questions.  Alternatively, you may contact me at (202)
551-
3767.


Sincerely,



Jennifer Hardy
Branch Chief

cc: 	John R. Boyer, Esq. (via facsimile 713/871-2024)
      John W. Menke, Esq.
      Boyer & Ketchand, PC
      Nine Greenway Plaza, Suite 3100
      Houston, Texas 77046-0904
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Henry W. Sullivan
North American Technologies Group, Inc.
August 31, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE